FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

        As required by the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), RiT Technologies Ltd. (the “Company”) hereby reports the following changes in the compensation to its non-employee directors:

Background

        The minimum and maximum compensation that may be paid to external directors (as defined in the Israeli Companies Law, 1999 (the “Companies Law”)) of Israeli public companies, such as the Company, is regulated by the Companies Law and the Israeli Companies Regulations (Rules regarding Compensation and Expenses to External Directors), 2000 (as amended, the “Compensation Regulations”).

        Other than reimbursement of expenses and the grant of stock options described below, the Company has not paid any compensation to its external directors (namely, Dr. Hagen Hultzsch and Israel Frieder) or the other independent directors (namely, Prof. Liora Katzenstein and Dr. Meir Barel) since 2004. In 2004, each of the said directors received a grant of options to purchase up to 30,000 ordinary shares, at an exercise price of $2.82 per share.

Change in Compensation

        On March 6, 2008, the Compensation Regulations were amended in a manner that, among others, mandates Israeli public companies to provide external directors with a minimum cash compensation and allows such companies to increase (and only increase) the fees paid to their existing external directors; provided the change is effected until August 6, 2008. A company, such as the Company, is now allowed to pay each of its external directors annual compensation of up to NIS 115,400 (currently equates to approximately $35,300) and up to approximately NIS 3,470 (currently equates to approximately $1,060) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index.

        In light of the aforesaid amendments, the Company’s Audit Committee and Board of Directors have determined to set the annual compensation paid to the external directors at NIS 71,300 (currently equates to approximately $21,800) and at NIS 3,470 (currently equates to approximately $1,060) per board meeting or per board committee meeting, all linked to the CPI, effective March 6, 2008. All other independent directors of the Company (namely, Prof. Liora Katzenstein) shall receive the same compensation as the external directors.

        NOTE: Under Rule 1C of the Relief Regulations, a shareholder(s) holding more than 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: VP Finance) no later than June 17, 2008, that the Company convene a shareholder meeting to approve the said compensation to the independent directors of the Company (namely, Prof. Liora Katzenstein).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2008	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance